eLong Reports First Quarter 2014 Unaudited Financial Results

Mobile bookings comprised more than 40% of eLong brand room nights

BEIJING, May 14, 2014 /PRNewswire/ -- eLong, Inc. (Nasdaq: LONG), a leading mobile and online travel service provider in China, today reported unaudited financial results for the first quarter ended March 31, 2014.

Highlights

■	Hotel room nights stayed in the first quarter increased 43% to 7.0 million room nights compared to 4.9 million in the prior year period.

■	Hotel commission revenue for the first quarter increased 14% to RMB204.8 million (US$33.0 million), compared to RMB180.2 million (US$29.0 million) in the first quarter of 2013.

■	Net revenues for the first quarter increased 13% to RMB246.1 million (US$39.6 million), compared to RMB217.4 million (US$35.0 million) in the first quarter of 2013.

■	Mobile bookings comprised more than 40% of eLong brand room nights in the first quarter.* Cumulative downloads of eLong mobile apps now exceed 60 million.

“In the first quarter, we continued to execute our mobile hotel strategy. Our hotel network now exceeds 100,000 domestic PRC hotels and nearly 300,000 properties worldwide, and mobile bookings are now our largest hotel booking channel. We are confident that mobile bookings will exceed more than 50% of all eLong brand hotel bookings in the future,” said Guangfu Cui, Chief Executive Officer of eLong.

Business Results

Revenues

Total revenues by product for the first quarter of 2014 as compared to the same period in 2013 were as follows (in RMB million):

		%		%	Y/Y
	Q1 2014	Total	Q1 2013	Total	Growth
Hotel reservations	204.8	78%	180.1	78%	14%
Air ticketing	35.5	14%	31.7	14%	12%
Other	22.4	8%	19.2	8%	16%
Total revenues	262.7	100%	231.0	100%	14%

Hotel Reservations

Hotel commission revenue increased 14% in the first quarter of 2014 compared to the same period in 2013, primarily due to higher volume, partially offset by lower commission per room night. Room nights stayed in the first quarter increased 43% year-on-year to 7.0 million. Commission per room night decreased 21% year-on-year, primarily due to the growth of our coupon program and growth of lower average daily rate hotel room nights. Hotel commission revenue was 78% of total revenues, consistent with the prior year quarter.

Air Ticketing

Air ticketing commission revenue increased 12% in the first quarter of 2014, compared to the prior year quarter, driven by an 8% increase in air segments to approximately 724,000 and a 4% increase in commission per segment. Commission per segment increase was due to higher air commissions and higher average ticket prices. Air ticketing commission revenue was 14% of total revenues, consistent with the prior year quarter.

* eLong brand room nights, excludes room nights from non-eLong brand distribution partners and resellers.

Other

Other revenue is primarily derived from advertising and travel insurance. Other revenue increased 16% year-on-year in the first quarter of 2014, mainly driven by increased advertising and travel insurance revenues. Other revenue was 8% of total revenues, consistent with the prior year quarter.

Profitability

Gross margin in the first quarter of 2014 was 73%, compared to 75% in the first quarter of 2013. Gross margin decline was primarily due to a decrease in hotel commission revenue per room night.

Operating expenses for the first quarter of 2014 as compared to the same period in 2013 were as follows (in RMB million):

	Q1 2014	% of Net Revenue	Q1 2013	% of Net Revenue	Y/Y Growth
Service development	55.1	22%	36.5	17%	51%
Sales and marketing	136.1	55%	112.6	52%	21%
General and administrative	33.3	14%	21.6	10%	54%
Amortization of intangible assets	1.7	1%	0.9	-	90%
Charges related to intangible assets	-	-	0.2	-	N/M
Total operating expenses	226.2	92%	171.8	79%	32%

Total operating expenses increased 32% for the first quarter of 2014 compared to the first quarter of 2013. Total operating expenses increased to 92% of net revenues in the first quarter of 2014 from 79% in the prior year quarter. Operating loss was RMB46.9 million in the first quarter of 2014 compared to operating loss of RMB9.2 million in the prior year quarter.

Service development expenses consist of expenses related to technology and our product offering, including our websites and other systems, as well as our supplier relations function. Service development expenses increased 51% compared to the prior year quarter, mainly driven by higher personnel expenses. Service development expenses increased to 22% of net revenues in the first quarter of 2014, compared to 17% in the same quarter of 2013.

Sales and marketing expenses for the first quarter of 2014 increased 21% over the prior year quarter, driven by increased marketing expenses and hotel commission payments to affiliates. Sales and marketing expenses increased to 55% of net revenues in the first quarter of 2014 from 52% in the same quarter of 2013.

General and administrative expenses for the first quarter of 2014 increased 54% compared to the prior year quarter, driven by higher share-based compensation charges. General and administrative expenses increased to 14% of net revenues in the first quarter of 2014 from 10% in the same quarter of 2013.

Other income was RMB18.3 million in the first quarter of 2014 compared to other income of RMB14.6 million in the first quarter of 2013, primarily due to increased government subsidies and interest income, partially offset by increased foreign exchange losses.

Income tax expense for the first quarter of 2014 was RMB7.7 million, compared to income tax expense of RMB3.3 million during the prior year quarter, mainly due to the recording of a valuation allowance of RMB7.9 million on deferred tax assets.

Net loss for the first quarter of 2014 was RMB35.4 million, compared to net income of RMB2.8 million during the prior year quarter.

Basic net loss per ADS and diluted net loss per ADS for the first quarter of 2014 were each RMB1.04 (US$0.16), compared to basic net income per ADS and diluted net income per ADS of RMB0.08 (US$0.012) in the prior year quarter.

As of March 31, 2014, eLong held cash and cash equivalents, short-term investments and restricted cash of RMB1.9 billion (US$309 million), substantially all of which was held in Renminbi.

Business Outlook

eLong currently expects net revenues for the second quarter of 2014 to increase by 10% to 20% compared to the second quarter of 2013. This outlook reflects eLong’s current and preliminary view, which is subject to change.

Safe Harbor Statement

It is currently expected that the Business Outlook will not be updated until the release of eLong’s next quarterly earnings announcement; however, eLong reserves the right to update its Business Outlook at any time for any reason.

Statements in this press release concerning eLong’s future business, operating results and financial condition are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “future,” “is/are likely to,” “should” and “will” and similar expressions as they relate to eLong are intended to identify such forward-looking statements, but are not the exclusive means of doing so. These forward-looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Forward-looking statements include, but are not limited to, statements about our anticipated growth strategies, our future business development, results of operations and financial condition, our ability to control costs and/or maintain profitability, our ability to attract customers and leverage our brand, and trends and competition in the travel industry in China and globally. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause our actual performance and results to differ materially from those discussed in the forward-looking statements. Factors that could affect our actual results and cause our actual results to differ materially from those referred in any forward-looking statement include, but are not limited to, declines or disruptions in the travel industry, international financial, political or economic crises, a slowdown in the PRC economy, an outbreak of bird flu or other disease, eLong’s reliance on maintaining good relationships with, and stable air and hotel inventory from, hotel suppliers and airline ticket suppliers, and on establishing new relationships with suppliers on similar terms, our reliance on the TravelSky GDS system for our air business, Baidu (and its subsidiary Qunar) and Qihoo for our search engine marketing, our reliance on maintaining commercial cooperation with online hotel inventory distribution partners including LY.com, the risk that eLong will not be able to increase its brand recognition, the possibility that eLong will be unable to continue timely compliance with the Sarbanes-Oxley Act or other regulatory requirements, the risk that eLong will not be successful in competing against new and existing competitors, the risk that our infrastructure and technology are damaged, fail or become obsolete, risks associated with Expedia, Inc.’s (Nasdaq: EXPE) majority ownership interest and Tencent’s shareholding in eLong, risks relating to eLong’s investments in, and acquisitions of, other businesses and assets, fluctuations in the value of the Renminbi, inflation in China, changes in eLong’s management team and other personnel, risks relating to uncertainties in the PRC legal system, including but not limited to, risks relating to our affiliated Chinese operating entities, risks and uncertainties relating to litigation and arbitration in China, and risks relating to the application of preferential tax policies, and other risks mentioned in eLong’s filings with the U.S. Securities and Exchange Commission, including eLong’s Annual Report on Form 20-F.

If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward looking-statements. Investors should not rely upon forward-looking statements as predictions of future events. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements contained in this press release are qualified by reference to this cautionary statement.

Conference Call

eLong will host a conference call to discuss its first quarter 2014 unaudited financial results on May 15, 2014 at 8:30 am Beijing time (May 14, 2014, 8:30 pm ET). The dial-in number is +1-866-844-9413 for U.S. participants; +852-3001-3802 for Hong Kong participants; and 10800-712-1470 (China Unicom), 10800-120-1470 (China Telecom) and 86-400-810-4731 for participants in mainland China. International participants can also dial +1-210-795-0512. Pass code: eLong.

Additionally, an archived web cast of this call will be available for one year on the Investor Relations section of the eLong web site at http://elong.investorroom.com/index.php?s=19.

About eLong, Inc.

eLong, Inc. (Nasdaq: LONG - News) is a leader in mobile and online hotel reservations in China offering consumers a leading hotel network of domestic and international properties worldwide. eLong uses innovative technology to enable travelers to make informed hotel and air ticket booking decisions through its convenient mobile applications, websites and easy to use tools such as destination guides, photos, virtual tours, maps and user reviews. eLong’s largest shareholders are Expedia, Inc. (Nasdaq: EXPE) and Tencent Holdings Ltd. (HKSE: 0700). eLong operates websites including www.elong.com and www.elong.net.

For further information, please contact:

eLong, Inc.

Investor Relations

ir@corp.elong.com

+86-10-6436-7570

eLong, Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(IN THOUSANDS EXCEPT PER SHARE AND PER ADS AMOUNTS)

	Three Months Ended
	Mar. 31, 2013	Dec. 31, 2013	Mar. 31, 2014	Mar. 31, 2014
	RMB	RMB	RMB	USD(1)
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Hotel reservations	180,152	224,350	204,841	32,952
Air ticketing	31,687	32,498	35,501	5,711
Other	19,204	23,585	22,362	3,597
Total revenues	231,043	280,433	262,704	42,260
Business tax, VAT and surcharges	(13,648)	(19,393)	(16,581)	(2,667)
Net revenues	217,395	261,040	246,123	39,593
Cost of services	(54,818)	(72,713)	(66,822)	(10,750)
Gross profit	162,577	188,327	179,301	28,843

Operating expenses:
Service development	(36,495)	(52,993)	(55,070)	(8,859)
Sales and marketing	(112,615)	(163,029)	(136,093)	(21,893)
General and administrative	(21,584)	(32,566)	(33,329)	(5,361)
Amortization of intangible assets	(913)	(1,230)	(1,735)	(279)
Charges related to property and equipment and intangible assets	(177)	(1,740)	-	-
Total operating expenses	(171,784)	(251,558)	(226,227)	(36,392)
Loss from operations	(9,207)	(63,231)	(46,926)	(7,549)

Other income:
Interest income	14,629	15,061	15,768	2,537
Government subsidies	-	5,948	2,819	453
Foreign exchange losses	(539)	(532)	(931)	(150)
Other	521	212	656	106
Total other income	14,611	20,689	18,312	2,946
Loss before income tax expense	5,404	(42,542)	(28,614)	(4,603)
Income tax expense	(3,276)	(3,532)	(7,702)	(1,239)
Share of net income/(loss) in non-consolidated affiliates	644	1,598	(49)	(8)
Net income/(loss)	2,772	(44,476)	(36,365)	(5,850)
Net loss attributable to noncontrolling interests	-	475	996	160
Net income/(loss) attributable to eLong, Inc.	2,772	(44,001)	(35,369)	(5,690)
Other comprehensive income	-	-	-	-
Total comprehensive income	2,772	(44,001)	(35,369)	(5,690)

Basic net income/(loss) per share	0.04	(0.63)	(0.52)	(0.08)
Diluted net income/(loss) per share	0.04	(0.63)	(0.52)	(0.08)

Basic net income/(loss) per ADS(2)(3)	0.08	(1.26)	(1.04)	(0.16)
Diluted net income/(loss) per ADS(2)(3)	0.08	(1.26)	(1.04)	(0.16)

Shares used in computing net income per share:
Basic	69,004	69,934	70,486	70,486
Diluted	69,733	69,934	70,486	70,486

Share-based compensation charges included in:	10,439	30,987	28,858	4,642
Cost of services	617	944	836	134
Service development	3,480	5,983	6,535	1,051
Sales and marketing	1,356	4,444	3,332	536
General and administrative	4,986	19,616	18,155	2,921

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB6.2164 on March 31, 2014 in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve. No representation is made that the RMB amounts could have been, or could be, converted or settled into USD at the rates stated herein on the reporting dates, at any other rates or at all.

Note 2: 1 ADS = 2 shares.

Note 3: Non-GAAP financial measures.

eLong, Inc.

CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS)

	Dec. 31, 2013	Mar. 31, 2014	Mar. 31, 2014
	RMB	RMB	USD
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	367,061	291,032	46,817
Short-term investments	1,485,800	1,526,696	245,592
Restricted cash	103,440	103,486	16,647
Accounts receivable, net	168,093	170,013	27,349
Amounts due from related parties	66,143	70,967	11,416
Prepaid expenses	33,652	33,759	5,431
Deferred tax assets, current	6,604	7,973	1,283
Other current assets	75,880	75,327	12,117
Total current assets	2,306,673	2,279,253	366,652
Property and equipment, net	87,980	93,374	15,021
Investment in non-consolidated affiliates	52,067	91,098	14,654
Goodwill	96,256	96,256	15,484
Intangible assets, net	16,366	14,899	2,397
Deferred tax assets, non-current	11,140	12,760	2,053
Other non-current assets	58,194	55,473	8,923
Total non-current assets	322,003	363,860	58,532
Total assets	2,628,676	2,643,113	425,184

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	176,769	194,316	30,959
Income taxes payable	22,633	29,528	4,750
Amounts due to related parties	97,010	89,687	14,727
Deferred revenue	21,198	82,983	13,349
Accrued expenses and other current liabilities	337,903	277,170	44,587
Total current liabilities	655,513	673,684	108,372
Deferred tax liabilities, non-current	2,034	3,247	523
Other liabilities	45	45	7
Total non-current liabilities	2,079	3,292	530
Total liabilities	657,592	676,976	108,902

Shareholders’ equity
Ordinary shares	2,864	2,864	461
High-vote ordinary shares	2,691	2,691	433
Treasury stock	(30,930)	(25,566)	(4,113)
Additional paid-in capital	2,298,133	2,326,690	374,283
Statutory reserves	20,123	20,123	3,237
Accumulated deficit	(340,892)	(378,961)	(60,962)
Total eLong Inc. shareholders’ equity	1,951,989	1,947,841	313,339
Noncontrolling interest	19,095	18,296	2,943
Total shareholders’ equity	1,971,084	1,966,137	316,282
Total liabilities and shareholders’ equity	2,628,676	2,643,113	425,184

eLong, Inc.

TRENDED OPERATIONAL METRICS

(IN THOUSANDS)

The metrics below are intended as a supplement to the financial statements found in this press release and in our filings with the SEC. In the event of discrepancies between amounts in these tables and our historical financial statements, readers should rely on our filings with the SEC and financial statements in our most recent press release.

We intend to periodically review and refine the definition, methodology and appropriateness of each of our supplemental metrics. As a result, metrics are subject to removal and/or change, and such changes could be material.

	2013 (Unaudited)					2014 (Unaudited)
	Q1	Q2	Q3	Q4	2013	Q1

Hotel Reservations

Room Nights	4,877	5,803	7,725	7,413	25,818	6,980
Room Night Y/Y	71%	58%	68%	48%	60%	43%
Average Daily Rate Y/Y	(4%)	(5%)	(3%)	2%	(2%)	(2%)
Commission/Room Night Y/Y	(15%)	(18%)	(3%)	(13%)	(12%)	(21%)
Hotel Commissions Y/Y	47%	29%	63%	28%	41%	14%

Air Ticketing

Air Segments	672	671	863	828	3,034	724
Air Segments Y/Y	21%	28%	30%	30%	28%	8%
Average Ticket Price Y/Y	(1%)	(10%)	(7%)	(2%)	(5%)	1%
Commission/Segment Y/Y	(4%)	(7%)	(23%)	(21%)	(15%)	4%
Air Commissions Y/Y	17%	19%	(0%)	3%	9%	12%

Non-GAAP Financial Measures

To supplement the financial measures calculated in accordance with generally accepted accounting principles in the United States, or GAAP, this press release includes certain non-GAAP financial measures including basic net income/(loss) per ADS, diluted net income/(loss) per ADS, Adjusted Earnings Before Interests, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), Adjusted Net Income/(Loss) (“ANI”) and Adjusted Net Income/(Loss) Per Share. We believe these non-GAAP financial measures may help investors understand eLong’s current financial performance and compare business trends among different reporting periods. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with GAAP. We seek to compensate for the limitations of the non-GAAP measures presented by also providing the comparable GAAP measures, GAAP financial statements, and descriptions of the reconciling items and adjustments, to derive the non-GAAP measures.

Adjusted EBITDA is defined as net income/(loss) plus (1) interest expense (income); (2) income tax expense (benefit); (3) depreciation; (4) amortization of intangible assets; (5) share-based compensation charges; (6) foreign exchange losses (gains); (7) acquisition-related impacts, including (i) goodwill and intangible asset impairment, and (ii) losses (gains) recognized on non-controlling investment basis adjustments when we acquire controlling interests; and (8) certain other items, including restructuring charges, impairment loss on equity method investment and equity in net loss/(income) of affiliates. We believe Adjusted EBITDA is a useful financial metric to assess our operating and financial performance before the impact of investing and financing transactions, if any, and income tax expense (benefit). Since share-based compensation charges are non-cash expenses, we believe excluding them from our calculation of Adjusted EBITDA allows us to provide investors with a more useful tool for assessing our operating and financial performance. In addition, we believe that Adjusted EBITDA is used by other companies and may be used by investors as a measure of our financial performance. The presentation of Adjusted EBITDA should not be construed as an indication that eLong’s future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business. The use of Adjusted EBITDA has certain limitations. Amortization and depreciation expenses for various non-current assets, share-based compensation charges, other income/(expenses), and income tax expense (benefit) have been and will be incurred and are not reflected in the presentation of Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, Adjusted EBITDA does not consider capital expenditures and other investing activities and should not be considered as a measure of eLong’s liquidity. We seek to compensate for these limitations by providing the relevant disclosure of our amortization and depreciation expenses, and share-based compensation charges in the reconciliations to the GAAP financial measure. The term Adjusted EBITDA is not defined under GAAP, and Adjusted EBITDA is not a measure of net income/(loss), income/(loss) from operations, operating performance or liquidity presented in accordance with GAAP. In addition, eLong’s Adjusted EBITDA may not be comparable to Adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate Adjusted EBITDA in the same manner as we do.

Adjusted EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP measures. We present a reconciliation of this non-GAAP financial measure to GAAP below.

eLong, Inc.

TABULAR RECONCILIATION FOR NON-GAAP MEASURE

Adjusted EBITDA

(IN THOUSANDS)

	2013 (Unaudited)					2014 (Unaudited)
	Q1	Q2	Q3	Q4	2013	Q1
	RMB	RMB	RMB	RMB	RMB	RMB

Net income/(loss) attributable to eLong, Inc.	2,773	(76,108)	(50,394)	(44,001)	(167,730)	(35,369)
Net loss attributable to noncontrolling interests	-	-	-	(475)	(475)	(996)
Interest income	(14,629)	(14,857)	(15,643)	(15,061)	(60,190)	(15,768)
Government subsidy	(387)	-	(1,034)	(5,948)	(7,369)	(2,819)
Income tax expense	3,276	43,069	9,603	3,532	59,480	7,702
Depreciation	7,759	8,420	8,467	8,531	33,177	9,123
Amortization of intangible assets	913	911	911	1,230	3,965	1,735
Share-based compensation charges	10,439	6,516	15,396	30,987	63,338	28,858
Foreign exchange losses	539	483	377	532	1,931	931
Other	(602)	(476)	(765)	(114)	(1,957)	(510)
Adjusted EBITDA	10,081	(32,042)	(33,081)	(20,787)	(75,830)	(7,113)

Adjusted Net Income/(Loss) generally captures all items on the statements of operations that occur in normal course operations and have been, or ultimately will be, settled in cash and is defined as net income/(loss) plus net of tax: (1) share-based compensation charges; (2) acquisition-related impacts, including (i) amortization of intangible assets, including as part of equity-method investments, and goodwill and intangible asset impairment, (ii) losses (gains) recognized on changes in the value of contingent consideration arrangements, and (iii) losses (gains) recognized on non-controlling investment basis adjustments when we acquire controlling interests; (3) foreign exchange losses; (4) certain other items, including restructuring charges; and (5) discontinued operations. We believe Adjusted Net Income/(Loss) is useful to investors because it represents eLong’s results, taking into account depreciation, which management believes is an ongoing cost of doing business, but excluding the impact of other non-cash expenses, infrequently occurring items and items not directly tied to the core operations of our businesses.

Adjusted Net Income/(Loss) Per Share is defined as Adjusted Net Income/(Loss) divided by adjusted weighted average shares outstanding, which include dilution from options and warrants per the treasury stock method and include all shares relating to Performance Units in shares outstanding for Adjusted Net Income/(Loss) Per Share. This differs from the GAAP method for including Performance Units, which treats them on a treasury stock method basis. Shares outstanding for Adjusted Net Income/(Loss) Per Share purposes are therefore higher than shares outstanding for GAAP Net Income/(Loss) Per Share purposes. We believe Adjusted Net Income/(Loss) Per Share is useful to investors because it represents, on a per share basis, eLong’s consolidated results, taking into account depreciation, which we believe is an ongoing cost of doing business, as well as other items which are not allocated to the operating businesses such as interest income and income tax expense/(benefit), but excluding the effects of non-cash expenses not directly tied to the core operations of our businesses. Adjusted Net Income/(Loss) and Adjusted Net Income/(Loss) Per Share have similar limitations as Adjusted EBITDA. In addition, Adjusted Net Income/(Loss) does not include all items that affect our net income/(loss) and net income/(loss) per share for the period. Therefore, we think it is important to evaluate these measures along with our consolidated statements of operations.

Adjusted Net Income/(Loss) and Adjusted Net Income/(Loss) Per Share should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP measures. We present a reconciliation of these non-GAAP financial measures to GAAP below.

eLong, Inc.

TABULAR RECONCILIATION FOR NON-GAAP MEASURE

Adjusted Net Income/(Loss) and Adjusted Net Income/(Loss) Per Share

(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	2013 (Unaudited)					2014 (Unaudited)
	Q1	Q2	Q3	Q4	2013	Q1
	RMB	RMB	RMB	RMB	RMB	RMB

Net income/(loss) attributable to eLong, Inc.	2,773	(76,108)	(50,394)	(44,001)	(167,730)	(35,369)
Net loss attributable to noncontrolling interests	-	-	-	(475)	(475)	(996)
Share-based compensation charges	10,439	6,516	15,396	30,987	63,338	28,858
Amortization of intangible assets	913	911	911	1,230	3,965	1,735
Foreign exchange losses	539	483	377	532	1,931	931
Other	(80)	608	(185)	1,187	1,530	(390)
Adjusted net income/(loss)	14,584	(67,590)	(33,895)	(10,540)	(97,441)	(5,231)

Shares used in computing adjusted net income/(loss) per share:
GAAP diluted weighted average shares outstanding	69,733	69,201	69,668	69,934	69,455	70,486
Additional performance units	1,640	1,687	2,878	7,590	3,503	7,428
Adjusted weighted average shares outstanding	71,373	70,888	72,546	77,524	72,958	77,914

Adjusted net income/(loss) per share	0.20	(0.95)	(0.47)	(0.14)	(1.34)	(0.07)

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